Exhibit 99.1
Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Celebrates Grand Opening of New Facility in Dartmouth, Nova Scotia

Dartmouth, Nova Scotia; September 4, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, celebrated its grand opening today of its new facilities in Dartmouth, Nova Scotia. Frederic Ors, IMV’s Chief Executive Officer, and Andrew Sheldon, IMV’s Chairman of the Board, opened today’s event with remarks about the company’s milestones and successes. Other speakers included federal MP Darren Fisher, the Honourable Randy Delorey, Minister of Health and Wellness, and Dartmouth Centre Councillor Sam Austin. Emilie Chiasson, the Atlantic Regional Director of Ovarian Cancer Canada, served as the event’s Master of Ceremonies.

“The opening of our new facility marks another successful stage of growth for IMV, which will enable us to accelerate and expand on our ambitious research and clinical development programs,” said Fredric Ors. “We are focused on attracting and retaining the best employees for a clear purpose: to develop breakthrough immunotherapies for individuals living with serious medical conditions such as ovarian and lymphoma cancers. We look forward to continuing our growth with the strong support of the local community in Nova Scotia.”

The Company moved from its offices and laboratories located in the Innovacorp Enterprise Centre on Summer Street, Halifax, to the Bluefrog Business Campus in Dartmouth to accommodate the growing business. The new space features upgraded facilities and equipment as well as increased laboratory size and capacity. IMV has now nearly tripled its space to allow for expanding business and operations in the coming years.

“IMV is providing high-quality jobs for our region’s educated workforce, helping to attract and retain talent. It is also drawing international attention to the work that is being done within the life sciences community in Nova Scotia,” says Darren Fisher, Member of Parliament for Dartmouth-Cole Harbour, on behalf of the Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development and Minister responsible for Atlantic Canada Opportunities Agency (ACOA). “This kind of recognition, combined with business successes such as becoming a publicly traded company on the TSX and Nasdaq, has helped to bring significant investment to the area. This is why the Government of Canada, through the ACOA, has been a proud supporter since the get-go, assisting with funding for research and development, patent protection, and bringing the Company’s product candidates to market.”

Councillor Sam Austin, Minister Randy Delorey, MP Darren Fisher, IMV Chairman Andrew Sheldon, IMV CEO Frederic Ors, IMV CMO Gabriela Rosu, and IMV CFO Pierre Labbé participated in today’s grand opening event for IMV’s new facilities in Dartmouth.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:
MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com